

Nit. 890.300.653-6

FILE No. 823437





SUPPL

Bogotá, D.C., June 11, 2010

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Ref.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.'s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Following our ongoing reporting requirements under rule 12g3-2 (b) we are submitting these information:

- **Subscribed and paid Capital Increase**

As a result of the issuance of shares in order to pay the dividend in shares to the shareholders that so decided, pursuant to their approval at the Shareholders´ General Assembly Meeting held on March 5, 2010, the number of outstanding shares was increased from 171.315.953 to 177.056.703.

According to the aforesaid the new subscribed and paid in capital of Corporacion Financiera Colombiana is Col.Ps 1.770.567.030, represented in 177.056.703 shares, distributed as follows: 165.922.979 common shares and 11.333.724 no-voting preferred dividend shares.

Very truly yours,

ALFONSO RODRIGUEZ AZUERO
Legal Representative

6/21

DIRECCIÓN GENERAL: Carrera 13 No.26-45 Piso 8 Bogotá D.C. Pbx.(1)2863300 Fax.(1)2860163 A.A. 11843
REGIONALES: Bogotá: Carrera 13 No. 26-49. Pbx.(1)2863300 Cali: Calle 10 No.4-47 Piso 13 Pbx.(2)8982222 Medellín: Calle 16 Sur No.43A-49 Piso 8 Pbx.(4)3197600 Barranquilla: Carrera 52 No.74-56 Of.803 Pbx.(5)3681000 Bucaramanga: Calle 52 No.35-38 Pbx. (7)6470710
Call Center 01 8000 522 238 – Bogotá 353 50 66
www.corficolombiana.com